NHI
NATIONAL HEALTH INVESTORS
Q3 2018 SUPPLEMENTAL



TABLE OF CONTENTS

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2017. In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation. Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous. Unless otherwise noted, all amounts are unaudited and are as of or for the quarter ended September 30, 2018.

COVER: Bavarian Comfort Care, operated by Comfort Care Senior Living, in Bridgeport, MI

OVERVIEW

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

HIGHLIGHTS

- Diversified portfolio of exceptional healthcare properties
- Conservatively managed balance sheet
- Industry leading FFO growth
- Strong growing dividend with low payout ratio



PARTNERS[1]
Small, 1%
NHC, 14%
Ensign, 9%
Brookdale, 2%
Acadia, 1%
Quorum, 1%
Holiday, 14%
Bickford, 18%
SLC, 15%
HSM, 4%
Chancellor, 3%
SLM, 3%
Prestige, 2%
LCS, 1%
Other, 12%

Regional 58% | Small 1%
Public 27% | National Private Chain 14%



ASSETS[1]
Other Income, 1%[2]
Senior Living Campus, 6%
Skilled, 29%
Hospital & MOB, 3%
Entrance Fee, 18%
Independent Living, 15%
Assisted Living, 28%

Sr. Hsng. Need-Driven 34% | Medical 32%
Sr. Hsng. Discretionary 33%

[1]Based on annualized cash revenue of $ 277,670,000 for contracts in place at September 30, 2018
[2]Other Income consists primarily of revenue from non-mortgage notes receivable



AS OF NOV 5, 2018

Senior Housing 150
Skilled Nursing 75
Hospital 3
Medical Office 2

230 Properties

34 Operating Partners

33 States

SUMMARY INFORMATION

(dollar and share amounts in thousands)

	Quarter Ended / As Of				
	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Balance Sheet Data					
Gross cost of real estate assets	$ 2,807,389	$ 2,803,950	$ 2,683,685	$ 2,665,903	$ 2,620,920
Total assets	2,671,009	2,673,236	2,559,428	2,545,821	2,519,932
Total liabilities	1,307,609	1,311,864	1,239,547	1,223,704	1,192,265
Total stockholder's equity	1,363,400	1,361,372	1,319,881	1,322,117	1,327,667
Operating Data					
Total revenue[1]	$ 74,915	$ 72,956	$ 72,746	$ 71,083	$ 71,352
Rental revenue - GAAP[1]	71,688	69,869	69,253	68,050	68,204
Straight-line rents	5,719	5,835	5,962	7,134	6,951
Rental revenue - Cash[1]	65,969	64,034	63,291	60,916	61,253
Adjusted EBITDA[2]	71,751	69,968	67,950	67,931	68,624
Interest expense[1]	12,374	12,220	11,614	11,185	11,746
General & administrative expense	2,793	2,765	4,170	3,075	2,513
Funds from operations per diluted common share	1.39	1.33	1.34	1.31	1.35
Normalized FFO per diluted common share	1.39	1.38	1.35	1.35	1.37
Normalized AFFO per diluted common share	1.28	1.26	1.22	1.21	1.22
Regular dividends declared per common share	1.00	1.00	1.00	0.95	0.95
Capitalization					
Common shares outstanding at end of each period	42,231	42,172	41,532	41,532	41,531
Market value of equity at end of each period	$ 3,192,241	$ 3,107,233	$ 2,794,688	$ 3,130,682	$ 3,209,931
Total debt	1,220,135	1,225,720	1,160,226	1,145,497	1,111,292
Net debt	1,217,497	1,222,675	1,156,996	1,142,434	1,107,366
Total market capitalization, including net debt	4,329,077	4,329,908	3,951,684	4,273,116	4,317,297
Ratios					
Interest coverage ratio[1]	5.8x	5.7x	5.9x	6.1x	5.8x
Fixed charge coverage ratio	6.0x	6.0x	6.3x	6.8x	6.6x
Net debt to adjusted EBITDA (annualized)	4.2x	4.3x	4.3x	4.2x	4.0x
Dividend payout ratio for normalized FFO	71.9%	72.5%	74.1%	70.4%	69.3%
Dividend payout ratio for normalized AFFO	78.1%	79.4%	82.0%	78.5%	77.9%
Net debt as a percentage of market capitalization	28.1%	28.2%	29.3%	26.7%	25.6%
Secured debt as a percentage of net debt	11.5%	11.5%	12.2%	12.4%	11.1%
Portfolio Statistics					
Number of properties (includes mortgages)	230	229	220	218	216

[1]Certain balances were reclassified to conform the presentation of prior periods to the current period.
[2]For all periods presented EBITDA has been adjusted to reflect GAAP interest expense, which excludes amounts capitalized during the period.

PERFORMANCE

Normalized FFO / Share (CAGR)   **NHI** vs **Peer Avg**



Peer Average Source: Wells Fargo Securities; based on
mid-point of 2018 guidance and reported normalized FFO

Dividends   **Regular**   **Special**   **Expected**



Total Return   **NHI**   **MSCI US REIT Index**   **S&P 500 TR Index**



Dividends / Share (CAGR)   **NHI** vs **Peer Avg**



Peer Average Source: Wells Fargo Securities; based on mid-point
of 2018 guidance and reported normalized FFO

General & Administrative Cost as % of Total Revenue



INVESTMENTS

WE INVEST IN RELATIONSHIPS, NOT JUST PROPERTIES

- Focused on growing with our 34 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*
($ in millions)



Legend:
- Existing Relationship
- New Relationship
- 10-Year Treasury
- WACY



INVESTMENT STRUCTURE

Notes, 5%
Lease, 95%

*Average age of properties acquired since 2011 is **16.9 years**; total portfolio average age is **23.0 years**

($, in 000's)	Asset Type	Investment Type	Units/ Buildings[1]	Location	Initial Yield	Total	Funded	Remaining
Recent Investments								
Q3 2018								
Bickford Senior Living	SHO	Construction Loan	64/1	MI	9.00%	14,700	(1,882)	12,818
Q2 2018								
Bickford Senior Living	SHO	Lease	320/5	OH, PA	6.85%	69,750	(68,594)	1,156
Ensign Group	SNF	Lease	264/2	TX	8.10%	29,000[2]	(29,000)	—
Comfort Care	SHO	Lease	106/2	MI	8.10%	17,100	(17,100)	—
Q1 2018								
Ensign Group	SNF	Lease	121/1	TX	8.20%	14,404[2]	(14,404)	—
Bickford Senior Living	SHO	Construction Loan	60/1	VA	9.00%	14,000	(2,238)	11,762
						$ 158,954	$ (133,218)	$ 25,736
Q4 2017								
Discovery Senior Living	SHO	Lease	202/1	OK	7.00%	34,600	(34,600)	—
Navion Senior Solutions	SHO	Lease	32/1	NC	7.15%	8,200	(7,550)	650
Woodland Village	SHO	Expansion	44/1	WA	8.50%	7,100	—	7,100
Q3 2017								
Evolve Senior Living	SHO	Mortgage Note	40/1	NH	8.00%	10,000	(10,000)	—
Senior Living Communities	SHO	Renovation	N/A	Various	7.08%	6,830	(2,413)	4,417
Acadia Healthcare	HOSP	Land Lease	N/A	TN	7.00%	4,840	(4,840)	—
Q2 2017								
Bickford Senior Living	SHO	Lease	60/1	MI	7.25%	10,400	(10,400)	—
Q1 2017								
LaSalle Group	SHO	Lease	223/5	IL, TX	7.00%	61,865	(61,865)	—
Prestige Senior Living	SHO	Lease	102/1	OR	7.00%	26,200	(26,200)	—
Navion Senior Solutions	SHO	Lease	86/2	NC	7.35%	16,100	(16,100)	—
Bickford Senior Living	SHO	Construction Loan	60/1	MI	9.00%	14,000	(10,577)	3,423
Ensign Group	SNF	Lease	126/1	TX	8.35%	13,846[2]	(13,846)	—
						$ 213,981	$ (198,391)	$ 15,590
Development Activity								
Life Care Services	EFC	Senior Note	220/1	WA	6.75%	$ 60,000	$ (57,536)	$ 2,464
Bickford Senior Living	SHO	Construction	300/5	IL, VA	9.00%	$ 56,500	$ (53,857)	$ 2,643
Senior Living Communities	SHO	Construction Loan	N/A	Various	9.05%	$ 15,000	$ (997)	$ 14,003
Woodland Village	SHO	Expansion	44/1	WA	8.50%	$ 7,450	$ (4,480)	$ 2,970
Bickford Senior Living	SHO	Renovation	N/A	OH, PA	7.69%	$ 2,253	$ (742)	$ 1,511
Various	SHO	Renovation & Construction	N/A	Various	Various	$ 20,879	$ (14,033)	$ 6,846

[1] Building count excludes renovations
[2] Excludes $1,250,000 contributed by Ensign Group

FINANCIAL

A DISCIPLINED APPROACH TO VALUE CREATION

- Low Leverage Balance Sheet
- Staggered Long-Term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix

Normalized FFO (per diluted share) Dividend Payout



Adjusted EBITDA



Normalized AFFO (per diluted share)



[1] Updated to reflect reclassifications to conform prior period presentations to current period
[2] Annualized, see page 17 for reconciliation
[3] Mid-point of guidance range

CAPITAL STRUCTURE





Fixed Charge Coverage



Revolver Liquidity



Net Debt to Adjusted EBITDA

($, in 000's)		Amount	Rate[3]	% of Total	Maturity[3]
Secured Debt					
Fixed Rate					
HUD Mortgage Loans	$	44,433	4.04%	3.6%	18 years
Fannie Mae Mortgage Loans		96,127	3.94%	7.8%	7 years
Total Secured Debt		140,560			
Unsecured Debt					
Fixed Rate					
Term Loans		250,000	3.34%[4]	20.3%	4 years
Private Placement		400,000	4.16%	32.4%	4 years
Convertible Senior Notes		120,000	3.25%	9.7%	3 years
Variable Rate					
Term Loans		300,000	3.51%	24.3%	5 years
Revolving Credit Facility		23,000	3.66%	1.9%	4 years
Total Unsecured Debt		1,093,000			
Subtotal		1,233,560	3.80%	100.0%	
Note Discounts		(2,922)			
Unamortized Loan Costs		(10,503)			
Total Debt	$	1,220,135			

[1] Excludes impact of unamortized discounts and loan costs
[2] Annualized, see page 17 for reconciliation
[3] Weighted average
[4] Fixed using derivative rate swaps, which mature in 2019 and 2020

EBITDARM COVERAGE

Property Type   Q2 '17   Q2 '18



Property Class   Q2 '17   Q2 '18



Major Tenants   Q2 '17   Q2 '18



(#) indicates number of properties

All charts based on trailing 12 months; excludes development and lease up properties in operation less than 24 months; includes pro forma cash rent for stabilized acquisitions in the portfolio less than 24 months; excludes results from SH Regency Leasing, LLC.

INDUSTRY PARTNERS

		Ownership	Market Focus	% of Revenue[1]
Bickford	Bickford Senior Living manages or operates over 50 independent living, assisted living, and memory care branches throughout the country. They are also an experienced developer, constructing over 150 communities.	Private	SHO	18%
SENIORLIVING COMMUNITIES	Senior Living Communities owns and operates luxury retirement communities located in Connecticut, South Carolina, North Carolina, Florida, Georgia and Indiana.	Private	SHO	15%
HOLIDAY RETIREMENT	Holiday Retirement is one of the largest providers of independent living communities in the U.S. Founded in 1971, they are a privately held company and currently operate more than 300 facilities.	Private	SHO	14%
NHC NATIONAL HEALTHCARE CORPORATION	Founded in 1971, National HealthCare Corporation (NYSE: NHC) is a publicly traded operator, specializing in skilled nursing centers along with assisted and independent living facilities. NHC oversees more than 9,000 skilled nursing beds across 10 states, with properties located in the Southeastern, Northeastern, and Midwestern parts of the United States.	Public	SNF/SHO	14%
ENSIGN GROUP	The Ensign Group (NASDAQ: ENSG), provides skilled nursing and assisted living services, physical, occupational and speech therapies, home health and hospice services, urgent care and other rehabilitative services.	Public	SNF	9%
HSM	Health Services Management is a non-profit formed in 2000. The Company operates more than 20 skilled nursing and assisted living facilities located in Florida, Indiana, Tennessee, and Texas.	NFP	SNF	4%
CHC CHANCELLOR HEALTH CARE, LLC	Chancellor Health Care is based in Windsor, California and formed in 1992. Chancellor operates on the full continuum of care and has 8 properties across 4 states, which include California, Colorado, Maryland and Oregon, and serve over 750 seniors.	Private	SHO	3%
SLM Senior Living Management CORPORATION	Senior Living Management Corporation is based in Coconut Creek, Florida and operates assisted living, memory care and skilled nursing facilities in Florida, Georgia and Louisiana.	Private	SHO	3%
Prestige Care, Inc. Prestige Senior Living, L.L.C.	Prestige Care and Prestige Senior Living operate a family of more than 80 senior care communities throughout the western United States. Founded in 1985, Prestige provides a comprehensive senior service experience offering assisted living, independent living, memory care, home health, skilled nursing and rehabilitation.	Private	SHO	2%
BROOKDALE SENIOR LIVING SOLUTIONS	Brookdale Senior Living (NYSE: BKD), the largest provider of assisted living and memory care in the United States, operates more than 700 senior housing communities.	Public	SHO	2%

[1] Based on annualized cash revenue of $277,670,000 for contracts in place at September 30, 2018

LEADERSHIP

INVESTING IN RELATIONSHIPS



Eric Mendelsohn
President & CEO



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
Chief Investment Officer



John Spaid
EVP, Finance



Michelle Kelly
SVP, Investments



Colleen Schaller
Director, Investor Relations



Ron Reel
Controller

ANALYST COVERAGE

Chad Vanacore, Stifel, Nicolaus & Company
Dana Hambly, Stephens Inc.
Daniel Bernstein, Capital One Securities, Inc
Eric Fleming, SunTrust
Joe France, Cantor Fitzgerald
John Kim, BMO Capital Markets

Jordan Sadler, Key Banc Capital Markets
Juan Sanabria, Bank of America Merrill Lynch
Peter Martin, JMP Securities
Rich Anderson, Mizuho Securities
Todd Stender, Wells Fargo

INVESTOR RELATIONS

National Health Investors, Inc. | 222 Robert Rose Drive | Murfreesboro, Tennessee 37129 | 615.890.9100
cschaller@nhireit.com | www.nhireit.com



BALANCE SHEETS

(in thousands, except per share amounts)

		September 30, 2018		December 31, 2017
Assets				
Real estate properties				
Land	$	200,197	$	191,623
Buildings and improvements		2,599,302		2,471,602
Construction in progress		7,890		2,678
		2,807,389		2,665,903
Less accumulated depreciation		(433,484)		(380,202)
Real estate properties, net		2,373,905		2,285,701
Mortgage and other notes receivable, net		155,461		141,486
Cash and cash equivalents		2,638		3,063
Straight-line rent receivable		114,397		97,359
Other assets		24,608		18,212
Total Assets	$	2,671,009	$	2,545,821
Liabilities and Stockholders' Equity				
Debt	$	1,220,135	$	1,145,497
Accounts payable and accrued expenses		18,750		16,302
Dividends payable		42,231		39,456
Lease deposit liabilities		21,275		21,275
Deferred income		5,218		1,174
Total Liabilities		1,307,609		1,223,704
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
42,230,851 and 41,532,154 shares issued and outstanding		422		415
Capital in excess of par value		1,336,779		1,289,919
Cumulative net income in excess of dividends		23,686		32,605
Accumulated other comprehensive income		2,513		(822)
Total Stockholders' Equity		1,363,400		1,322,117
Total Liabilities and Equity	$	2,671,009	$	2,545,821

Certain balances were reclassified to conform the presentation of prior periods to the current period.

STATEMENTS OF INCOME

(in thousands, except share and per share amounts)

Quarter Ended September 30,		2018		2017
Revenues				
Rental income	$	71,688	$	68,204
Interest income from mortgage and other notes		3,197		3,045
Investment income and other		30		103
		74,915		71,352
Expenses				
Depreciation		18,153		17,023
Interest, including amortization of debt discount and issuance costs		12,374		11,746
Legal		371		215
Franchise, excise and other taxes		245		268
General and administrative		2,793		2,513
		33,936		31,765
Income before investment and other gains and losses		40,979		39,587
Loss on convertible note retirement		—		(495)
Net income	$	40,979	$	39,092
Weighted average common shares outstanding:				
Basic		42,187,077		41,108,699
Diluted		42,434,499		41,448,263
Earnings per common share:				
Net income attributable to common stockholders - basic	$	.97	$	.95
Net income attributable to common stockholders - diluted	$	.97	$	.94

Certain balances were reclassified to conform the presentation of prior periods to the current period.

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended September 30,		2018		2017
Net income attributable to common stockholders	$	40,979	$	39,092
Elimination of certain non-cash items in net income:				
Depreciation		18,153		17,023
Funds from operations		59,132		56,115
Loss on convertible note retirement		—		495
Debt issuance costs written-off due to credit facility modifications		—		407
Ineffective portion of cash flow hedges		—		(350)
Normalized FFO		59,132		56,667
Straight-line rent income, net		(5,719)		(6,951)
Amortization of lease incentives		108		69
Amortization of original issue discount		189		259
Amortization of debt issuance costs		625		635
Normalized AFFO		54,335		50,679
Non-cash share-based compensation		337		405
Normalized FAD	$	54,672	$	51,084

BASIC
Weighted average common shares outstanding		42,187,077		41,108,699
FFO per common share	$	1.40	$	1.37
Normalized FFO per common share	$	1.40	$	1.38
Normalized AFFO per common share	$	1.29	$	1.23

DILUTED
Weighted average common shares outstanding		42,434,499		41,448,263
FFO per common share	$	1.39	$	1.35
Normalized FFO per common share	$	1.39	$	1.37
Normalized AFFO per common share	$	1.28	$	1.22

PAYOUT RATIOS
Regular dividends per common share	$	1.00	$	.95
Normalized FFO payout ratio per diluted common share		71.9%		69.3%
Normalized AFFO payout ratio per diluted common share		78.1%		77.9%

Certain balances were reclassified to conform the presentation of prior periods to the current period.

PORTFOLIO SUMMARY

($ in thousands)

	Properties	Units/ Sq. Ft*	YTD GAAP Revenue	YTD Straight Line	YTD Cash Revenue	Full Year Impact	Annualized Cash Revenue
Leases							
Senior Housing - Need Driven							
Assisted Living	93	4,618	$ 58,881	$ 5,372	$ 53,509	$ 21,273	$ 74,782
Senior Living Campus	10	1,323	12,535	1,245	11,290	3,905	15,195
Total Senior Housing - Need Driven	103	5,941	71,416	6,617	64,799	25,178	89,977
Senior Housing - Discretionary							
Independent Living	30	3,412	36,840	5,058	31,782	10,690	42,472
Entrance-Fee Communities	10	2,363	38,124	4,721	33,403	11,268	44,671
Total Senior Housing - Discretionary	40	5,775	74,964	9,779	65,185	21,958	87,143
Total Senior Housing	143	11,716	146,380	16,396	129,984	47,136	177,120
Medical Facilities							
Skilled Nursing	71	9,198	57,935	1,132	56,803	22,287	79,090
Hospitals	3	181	5,993	38	5,955	2,031	7,986
Medical Office Buildings	2	88,517*	501	(50)	551	73	624
Total Medical Facilities	76		64,429	1,120	63,309	24,391	87,700
Total Lease Revenue	219		210,809	17,516	193,293	71,527	264,820
Mortgages and Other Notes Receivable							
Senior Housing - Need Driven	6	376	2,740		2,740	1,339	4,079
Senior Housing - Discretionary	1	400	3,391		3,391	578	3,969
Medical Facilities	4	270	520		520	166	686
Other Notes Receivable	—	—	3,062		3,062	1,054	4,116
Total Continuing Mortgage and Other notes	11	1,046	9,713		9,713	3,137	12,850
Current Year Disposals			—		—	—	—
Total Mortgage and Other Notes			9,713		9,713	3,137	12,850
Investment and Other Income			94		94	(94)	—
Total Revenue			$ 220,616	$ 17,516	$ 203,100	$ 74,570	$ 277,670

PORTFOLIO INFORMATION

Tenant Purchase Options ($ in thousands)

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	Current Cash Rent	% of Total[1]
MOB	1	February 2025	Open	$ 300	0.1%
SHO	4	September 2027	Open	1,500	0.5%
SHO	8	December 2024	2020	4,310	1.6%
HOSP	1	March 2025	2020	1,900	0.7%
SHO	3	June 2025	2020	5,223	1.9%
HOSP	1	September 2027	2020	2,626	0.9%
SHO	2	May 2031	2021	4,892	1.8%
HOSP	1	June 2022	2022	3,460	1.2%
Various	8	—	Thereafter	4,003	1.4%
					10.1%

[1]Based on annualized cash revenue of $277,670,000 for contracts in place at September 30, 2018

Lease Maturities[2] (annualized cash rent; $ in thousands)

	# of Properties	SHO	SNF	Other	Total
2018	—	$ —	$ —	$ —	$ —
2019	—	—	—	—	—
2020	6	2,716	—	324	3,040
2021	2	787	1,224	—	2,011
2022	4	789	—	3,460	4,249
2023	15	11,298	3,788	—	15,086
2024	10	7,232	—	—	7,232
2025	6	5,710	—	2,200	7,910
2026	32	—	32,714	—	32,714
2027	10	6,292	—	2,626	8,918
Thereafter	124	133,040	41,365	—	174,405

[2]Excludes leases that auto renew

RECONCILIATIONS

($ in thousands)

Adjusted EBITDA Reconciliation		Three Months Ended		
		September 30, 2018		September 30, 2017
Net Income	$	40,979	$	39,092
Interest expense		12,374		11,746
Franchise, excise, and other taxes		245		268
Depreciation		18,153		17,023
Loss on convertible note retirement		—		495
Debt issuance costs written-off due to credit facility modifications		—		407
Adjusted EBITDA	$	71,751	$	69,031
Interest expense at contractual rates	$	11,637	$	10,225
Principal Payments		286		199
Fixed Charges	$	11,923	$	10,424
Fixed Charge Coverage		6.0x		6.6x
Net Debt to Adjusted EBITDA				
Consolidated Total Debt	$	1,220,135		
Less cash and cash equivalents		(2,638)		
Consolidated Net Debt	$	1,217,497		
Adjusted EBITDA	$	71,751		
Annualizing Adjustment		215,253		
	$	287,004		
Consolidated Net Debt to Adjusted EBITDA		4.2x		

DEFINITIONS

Annualized Revenues

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since

real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types

SHO - Senior housing	HOSP - Hospital
EFC - Entrance Fee Community	MOB - Medical office building
SNF -Skilled nursing facility	

Fixed Charges

The term Fixed Charges refers to interest expense and debt principal.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.	LTC Properties, Inc.	Sabra Health Care REIT, Inc.
HCP, Inc.	Welltower, Inc.	

Stabilized Lease

A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period) Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.

NHI

Q3 2018 SUPPLEMENTAL